Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

BYLAWS

OF

HERITAGE OAKS BANCORP

William Raver certifies that:

1.                                       He is the Secretary of Heritage Oaks Bancorp (the “Company”).

2.                                       Article III, Section 3.2 of the Bylaws of the Company, Number of Directors, is amended in its entirety to read as follows:

3.2           Number And Qualification Of Directors.   The authorized number of directors shall not be less than nine (9) nor more than fifteen (15) until changed by a duly adopted amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.  The exact number of directors shall be fixed from time to time, within the limits specified in this Section 3.2 by a bylaw or amendment thereto or by a resolution duly adopted by a vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or by the board of directors.  The initial number of directors within the foregoing limits is hereby fixed at eleven (11).  Notwithstanding anything in these bylaws to the contrary, for so long as the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 3.2 of these Bylaws); and (ii) this sentence may not be modified, amended or repealed by the Corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.

3.                                       The foregoing amendment of the Company’s Bylaws has been duly approved by the holders of at least a majority of the outstanding shares of Common Stock of Company at the 2010 Annual Meeting of Shareholders, held June 10, 2010.

4.                                       The undersigned declares under penalty of perjury that the matters set forth in the foregoing Certificate are true and correct of his own knowledge and that this declaration was executed on June 10, 2010 at Paso Robles, California.

Dated: June 10, 2010	/s/ William Raver
William Raver, Secretary